Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

June 16, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 6 to Draft Registration Statement on Form S-4 Filed May 12, 2022 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 26, 2022 on the Company’s Amendment No. 6 to the proxy/registration statement on Form S-4 previously submitted on May 12, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 7 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 6 to Registration Statement on Form S-4

Cover Page

1.	We note that you have no longer operated the business involving foreign investment restrictions since March 1, 2022 and, as a result, have terminated the VIE agreements. Please revise here to clarify which line of business you no longer operate and whether there is any uncertainty as to whether your current operations may be deemed to involve a business that is subject to foreign investment restrictions. Also, as it appears the VIE held certain Internet Content Provision licenses, please tell us how it was determined that these licenses are no longer necessary for your business. Lastly, clarify whether the termination of this line of business has had, or is expected to have, material impacts on the company.

Response

In response to the Staff’s comments, the Company has revised the disclosure on the cover page in the Revised Registration Statement in accordance with the Staff’s instructions. Besides, the Company, based on the advice of its PRC counsel, Guangdong Jiayin Law Firm, respectfully advises the Staff the following:

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) and its subsidiary, Shenzhen Qianhai Wangxin Technology Co., Ltd., used to provide Internet information consulting services for game users, including game function consulting services, game playing consulting services, game BUG feedback and other Internet information consulting services, which required the possession of the Internet Content Provision (“ICP”) licenses and were therefore subject to foreign investment restrictions under relevant PRC laws and regulations. Due to subsequent business strategy adjustment, Shenzhen Yitian and its subsidiary have terminated such Internet information consulting services since March 1, 2022 and have instead relied on third-party online game developers to provide such services to game users directly.

After such business adjustment, Shenzhen Yitian and its subsidiary checked with the relevant PRC government authority, Guangdong Communications Administration, through a website submission and after reviewing their updated business description and website, Guangdong Communications Administration confirmed, through website posting, that their current business does not require ICP licenses and thus is not subject to foreign investment restrictions under relevant PRC laws and regulations. Based on the confirmation by the relevant PRC government authority, VIYI and Shenzhen Yitian terminated the VIE agreements on April 1, 2022.

As Shenzhen Yitian and its subsidiary did not rely on revenue from Internet information consulting services previously, the business adjustment will improve the efficiency of information services and provide a better user experience. The Company confirms that the termination of such services has not had and will not have material adverse impacts on the Company.

Summary of the Proxy Statement/Prospectus, page 11

2.	Revisions made in response to prior comment 9 indicate that the date to complete a business combination was extended to May 11, 2022. Please revise to clarify whether a further extension was received.

Response

In response to the Staff’s comments, the Company has extended the date to complete a business combination and made the corresponding sponsor deposit to extend the time period to complete a business combination to July 11, 2022. The Company has also revised the disclosure on page 11 in the Revised Registration Statement in accordance with the Staff’s instructions.

General

3.	We note that you exclude Taiwan, Hong Kong and the Macao Special Administrative Region from your definition of China or PRC. Please revise to remove these exclusions from this definition.

Response

In response to the Staff’s comments, the Company has revised the relevant definition in the Revised Registration Statement in accordance with the Staff’s instructions.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)

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